CBOE Chicago Board Options Exchange Summary of ICE-CBOE Agreement Membership Meeting June 14, 2007 Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574 The following slide presentation was delivered at a Member Meeting of the Chicago Board Options Exchange, Incorporated held on June 14, 2007.

Agenda Background ICE-CBOE Agreement ICE Proposal to CBOT Next steps CBOE Board’s Recommendation

Background CBOE had extensive but ultimately unsuccessful negotiations with CBOT and counsel for CBOT members CME was approached but had no interest in entering discussions ICE approached us with a creative and reasonable proposal which would: resolve the exercise right issue resolve the current litigation Allow CBOE to proceed with its demutualization CBOE Board concluded it was in members’ interest to pursue this opportunity

Recent Developments On June 12 ICE submitted a revised proposal to CBOT incorporating provisions related to the exercise right Today CME and CBOT announced a revised agreement and CBOT declared the CME proposal superior to ICE’s ICE still has the opportunity to further revise its proposal Any revised ICE proposal must incorporate the provisions related to resolving the exercise right issue

Current ICE Proposal Exchange ratio: 1.42 ICE shares for each CBOT Holdings share Special dividends of $0.29 per share paid to CBOT Holdings shareholders in 3rd and 4th quarters 2007 Up to $2.5 billion cash election With regard to the exercise right, CBOE and ICE together have offered a $665 million pool of cash and debentures for resolution of exercise right issues; a minimum of $500,000 per eligible person

Current CME Proposal Exchange ratio: 0.35 CME shares for each CBOT Holdings share Special dividend of $9.14 per share paid to CBOT Holdings shareholders (equates to $250,000 for each Full Member who is eligible to exercise) ERP holders, who are also B-1 Members on May 29, 2007 will have a choice of receiving $250,000 for their ERPs or to continue in the CBOE lawsuit with $250,000 guarantee $3.5 billion post-closing cash tender offer for CME Holdings shares at $560 per share

Current CBOE Position CBOE’s primary objective is to resolve the exercise right in a manner that is fair to all parties CBOE has entered into an agreement with ICE toward this end that is exclusive for a period of time A member vote will be held on July 3 to approve the terms of this agreement

ICE-CBOE Agreement Agreement to resolve exercise right issue, including current litigation, in connection with an ICE-CBOT merger ICE and CBOE would pay Exercise Right Consideration, upon satisfaction of all conditions ICE and CBOE agree to bilateral exclusivity Any revised ICE offer must include the exercise right provisions

Exercise Right Consideration CBOE and ICE would each provide $332,750,000 in total consideration to eligible CBOT Full Members possessing all the required interests (eligible persons) Each eligible person would be entitled to pro rata share of the consideration in either: All cash; Debentures convertible into stock of CBOE following its demutualization or other conversion event; or Debentures convertible into stock of newly combined ICE/CBOT Each eligible person would receive a minimum of $500,000 in consideration per Full CBOT Membership

Exercise Right Consideration Total consideration paid jointly by ICE and CBOE would be divided by number of eligible persons as of record date of ICE-CBOT merger Eligible persons would receive more consideration if fewer than maximum number (1,331) of potentially eligible persons possess required interests at required time If CBOE debentures or ICE debentures are oversubscribed, persons electing debentures would receive pro rata share of debentures and remainder in cash Eligible person electing CBOE stock would receive a minimum of 10% of the stock a CBOE seat owner would receive If CBOE debentures are fully subscribed, eligible persons would hold 12.5% of total outstanding shares of CBOE Holdings

Conditions to Payment of Exercise Right Consideration Obligations to pay Exercise Right Consideration contingent on: Closing of ICE-CBOT merger; CBOE membership approval; SEC approval of exercise right interpretation; Approvals of Boards of Directors or stockholders of CBOT Holdings and CBOT; and Final court approval of settlement of Delaware litigation concerning exercise right

Trading Permits Following ICE-CBOT Merger Each person who is an Exerciser Member immediately before ICE-CBOT merger would be granted a temporary trading permit (subject to payment of fees to CBOE) Following CBOE Demutualization Temporary trading permits would expire upon CBOE demutualization and be replaced with post-demutualization trading permits Persons with temporary trading permits immediately prior to CBOE demutualization would be entitled to obtain post-demutualization trading permits on same basis as CBOE members

Mutual Exclusivity During period of mutual exclusivity: CBOE may not discuss, negotiate or agree with either CBOT or a potential acquirer of CBOT regarding either settlement of pending exercise right litigation or elimination of exercise right eligibility ICE may not enter into any discussions, negotiations, transactions or agreements with CBOT that do not include terms of ICE-CBOE Agreement relating to exercise right ICE would not enter into Agreement without these provisions CBOE’s Board concluded that the advantages of the Agreement made these provisions acceptable

Exclusivity Periods Initial exclusivity period runs through July 3 CBOE Member vote scheduled for July 3 to approve terms of ICE-CBOE Agreement, and extend exclusivity to August 15 Second member vote on August 15 to vote on extending exclusivity to October 1 and on any material changes related to exercise right issues Exclusivity terminates on October 1 or if a CME-CBOT merger is approved by shareholders .

CBOE-ICE Joint Initiatives Subject to reaching a definitive agreement, CBOE will: Provide technical assistance to ICE regarding design and deployment of ICE’s electronic options on futures trading platform, Provide electronic access to ICE’s options on futures products to CBOE’s members, Jointly develop ICE volatility futures products and related index products, and Investigate making CFE products available through ICE’s electronic trading platform

Summary CBOE would provide consideration of $332,750,000 to eligible persons as compensation for loss of exercise right eligibility CBOE consideration would be in the form of cash, debentures convertible to shares of CBOE Holdings or a combination thereof Former Exerciser Members would have continued access via trading permits leased from CBOE CBOE would provide various types of technical and product development assistance to ICE ICE would match CBOE consideration Both exercise right issue and pending litigation would be resolved

Next Steps CBOE membership vote on July 3, 2007 to approve the ICE-CBOE Agreement Ballot materials will be distributed on June 19, 2007 both by email and regular mail Ballot materials will include a copy of the ICE-CBOE Agreement and will describe more fully what you are being asked to approve Materials will provide instructions for voting by telephone, Internet, fax, mail or in person

CBOE Board’s Recommendation The Board of Directors of CBOE recommends that you vote “FOR” the approval of the transactions contemplated in the ICE-CBOE Agreement The proposed transactions, if successful, will: resolve exercise right issue resolve current litigation related to exercise rights allow CBOE to proceed with its demutualization

 This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.   In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.   CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.